UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2025

Commission File Number 001-40695

Dole plc
(Translation of registrant’s name into English)

29 North Anne Street, Dublin 7
D07 PH36 Ireland

101 South Tryon Street, Suite 600, Charlotte, NC
United States 28280
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☒ Form 20-F ◻ Form 40-F

Incorporation by Reference
This report on Form 6-K, other than the press release attached as Exhibit 99.1 hereto, shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers: 333-261591 and 333-258406) of Dole plc and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Entry into a Material Definitive Agreement and Completion of Disposition of Fresh Vegetables
On August 1, 2025, Dole Food Company, Inc., a North Carolina corporation, Dole Fresh Vegetables, Inc., a California corporation, and Bud Antle, LLC, a California limited liability company, each a wholly owned subsidiary of Dole plc, an Irish public limited company (“Dole” or the “Company”), entered into a definitive agreement with OG Holdco LLC, a Delaware limited liability company (“OG Holdco” or the “Buyer”), the parent company of organicgirl LLC, a portfolio company of Arable Capital Partners, LLC (“Arable”), pursuant to which Dole agreed to sell its fresh vegetables (“Fresh Vegetables”) division to OG Holdco (the “Transaction”). The definitive agreement contains customary representations, warranties, covenants and indemnification provisions. The Company is retaining its ownership interests in cooler facilities in Huron, California and Yuma, Arizona.

On August 5, 2025, the Transaction closed for an aggregate purchase price of approximately $140.0 million comprising of approximately $90.0 million in cash and $50.0 million in the form of a seller note due approximately five years from the closing date (collectively, the “Purchase Price”), and a $10.0 million potential earn-out payment. The cash portion of the Purchase Price is subject to customary adjustments for net working capital, cash and indebtedness.

On August 5, 2025, the Company issued a press release in connection with the closing of the Transaction. A copy of the press release is attached as Exhibit 99.1 to this Report on Form 6-K and incorporated herein by reference.
Forward-Looking Statements
Certain statements made in this announcement that are not historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on management’s beliefs, assumptions and expectations of the Company’s future economic performance, considering the information currently available to management. These statements are not statements of historical fact. The words “believe,” “may,” “could,” “will,” “should,” “would,” “anticipate,” “estimate,” “expect,” “intend,” “objective,” “seek,” “strive,” “target” or similar words, or the negative of these words, identify forward-looking statements. The inclusion of this forward-looking information should not be regarded as a representation by the Company or any other person that the future plans, estimates or expectations contemplated by the Company will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to the Company’s operations, financial results, financial condition, business prospects, growth strategy and liquidity. Accordingly, there are, or will be, important factors that could cause the Company’s actual results to differ materially from those indicated in these statements. Factors that could cause or contribute to such differences include (i) our ability to collect on the seller note, (ii) the performance of the business being sold and the resulting payability of the $10.0 million earn-out, (iii) the occurrence of any event, change or other circumstance that could give rise to an adjustment to the purchase price or the obligation for the Company to indemnify the purchaser, (iv) any potential accounting impact of the Transaction on our financial statements, (v) the outcome of any legal proceedings related to the Transaction, (vi) the ability of the Company to execute on its strategy and achieve its goals and other expectations after the closing, (vii) legislative, regulatory and economic developments and (viii) those other matters disclosed in the Company’s filings with the U.S. Securities and Exchange Commission. If one or more of these or other risks or uncertainties materialize, or if the Company’s underlying assumptions prove to be incorrect, the Company’s actual results may vary materially from what the Company may have expressed or implied by these forward-looking statements. The Company cautions that you should not place undue reliance on any of the Company’s forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and the Company does not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made except as required by the federal securities laws.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated as of August 5, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 5, 2025	DOLE PLC (Registrant)

By: /s/ Jacinta Devine
Name: Jacinta Devine
Title: Chief Financial Officer